STRATEGIC ADVANTAGE AND STRATEGIC ADVANTAGE II
FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement dated June 27, 2003, to the Prospectus dated May 1, 2002, as amended May 1, 2003

This supplement amends certain information contained in the prospectus supplement dated May 1, 2003. Please read it carefully and keep it with your prospectus and prospectus supplement for future reference.

Information in the Investment Portfolio Annual Expenses table about the American Funds Insurance Series is deleted in its entirety and replaced with the following:

Investment Portfolio Annual Expenses (As a Percentage of Portfolio Average Net Assets)

Portfolio	Investment Management Fees	12b-1 Fees	Other Expenses	Total Portfolio Expenses	Fees and Expenses Waived or Reimbursed	Total Net Portfolio Expenses
American Funds Insurance Series						
Growth Fund - Class 2	0.38%	0.25%	0.02%	0.65%	N/A	0.65%
Growth-Income Fund - Class 2	0.34%	0.25%	0.01%	0.60%	N/A	0.60%
International Fund - Class 2	0.57%	0.25%	0.06%	0.88%	N/A	0.88%